UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2006

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 27, 2006, the Board of Directors of Heritage Bank of Commerce, the banking subsidiary of Heritage Commerce Corp (the "Company"), approved an employment agreement for Richard Hagarty, the Chief Credit Officer of Heritage Bank of Commerce. Under the terms of the employment agreement, dated July 27, 2006, Mr. Hagarty is entitled to receive an annual salary of $152,000. If Mr. Hagarty's employment is terminated without cause, he will be entitled to a lump sum payment equal to nine months of his base salary, nine months of his highest annual bonus paid over the most recent three year period prior to the date of termination, and continuation of certain benefits for a nine month period. In the event, Mr. Hagarty's employment is terminated during a period beginning 120 days prior to and ending 12 months following a Change in Control (as defined in the agreement), Mr. Hagarty shall be entitled to a lump sum payment equal to fifteen months of his base salary and the highest annual bonus paid over the most recent three year period prior to the Change in Control. A copy of Mr. Hagarty's employment contract is filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety herein.

ITEM 2.02 RESULTS OF OPERATION AND FINANCIAL CONDITION

On July 31, 2006, Heritage Commerce Corp issued a press release announcing preliminary results for the second quarter ended June 30, 2006. A copy of the press release is attached as Exhibit 99.2 to this Form 8-K and is incorporated herein by reference.

ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

On July 27, 2006, William J. Del Biaggio, Jr. was elected by the Company's Board of Directors to the position of Founding Director and Executive Vice President of the Company and its banking subsidiary, Heritage Bank of Commerce.

ITEM 8.01 OTHER EVENTS

On July 27, 2006, the Company's Board of Directors accepted the resignation of William J. Del Biaggio, Jr. as Chairman of the Board, of the Company and its banking subsidiary, Heritage Bank of Commerce. Mr. Del Biaggio was elected to the Board of Directors to the position of Founding Chairman and Executive Vice President of the Company and Heritage Bank of Commerce. Mr. Del Biaggio will continue as a member of the Board of Directors of the Company and Heritage Bank of Commerce. Mr. Del Biaggio has been a director since 1994.

Also on July 27, 2006, the Company's Board of Directors elected Jack W. Conner as Chairman of the Board of the Company and Heritage Bank of Commerce. Mr. Conner has been a member of the Board of Directors since 2004. A copy of the press release is attached as Exhibit 99.3 to this Form 8-K and is incorporated herein by reference.

On July 27, 2006, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend. The dividend will be paid on September 1, 2006, to shareholders of record on August 10, 2006. A copy of the press release is attached as Exhibit 99.4 to this Form 8-K and is incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(C) Exhibits

    99.1 Employment Agreement between Richard Hagarty and Heritage Bank of Commerce dated July 27, 2006
    99.2 Press Release, dated July 31, 2006, entitled "Heritage Commerce Corp Reports Second Quarter Profits Rise 25%"
    99.3 Press Release for regarding Chairman of the Board position
    99.4 Press Release, dated July 31, 2006, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 1, 2006

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
President and Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1	Employment Agreement between Richard Hagarty and Heritage Bank of Commerce dated July 27, 2006
99.2	Press Release, dated July 31, 2006, entitled "Heritage Commerce Corp Reports Second Quarter Profits Rise 25%"
99.3	Press Release for regarding Chairman of the Board position
99.4	Press Release, dated July 31, 2006, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend"